Exhibit 99.1

Ruhnn Announces Change of Auditor

HANGZHOU, China, November 17, 2020 (PR Newswire) – Ruhnn Holding Limited (“ruhnn” or the “Company”) (NASDAQ: RUHN), a leading internet key opinion leader (“KOL”) facilitator in China, today announced the appointment of KPMG Huazhen LLP (“KPMG”) as the Company's independent registered public accounting firm.

The appointment of KPMG was made after a careful and thorough evaluation process and has been approved by the audit committee of the Company.

The reports of Deloitte Touche Tohmatsu Certified Public Accountants LLP (“DTT”) on the combined and consolidated financial statements of the Company as of March 31, 2020 and 2019 and for the three years in the period ended March 31, 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change auditors was not the result of any disagreement between the Company and DTT on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

During the Company's fiscal years ended March 31, 2019 and 2020 and until the engagement of KPMG, neither the Company nor anyone on its behalf has consulted with KPMG on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company by KPMG which KPMG concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

The Company is working closely with DTT and KPMG to ensure a seamless transition.

The audit committee would like to express its sincere gratitude to DTT for its professionalism and quality of services rendered to the Company over the past years.

About Ruhnn Holding Limited

Ruhnn Holding Limited is a leading internet KOL facilitator and platform in China. The Company connects influential KOLs who engage and impact their fans on the internet to its vast commercial network to build the brands of fashion products. Ruhnn pioneered the commercialization of the KOL ecosystem in China, and operates under both platform and full-service models. The Company’s platform model promotes products sold in third-party online stores and provides advertising services on KOL’s social media spaces to third-party merchants. The full-service model integrates key steps of the e-commerce value chain from product design and sourcing and online store operations to logistics and after-sale services. As of June 30, 2020, the Company had 174 signed KOLs with an aggregate of 263.1 million fans across major social media platforms in China.

For more information, please visit http://ir.ruhnn.com.

For investor and media inquiries, please contact:

In China:

Ruhnn Holding Limited

Sterling Song

Senior Director of Investor Relations

Tel: +86-571-2825-6700

E-mail: ir@ruhnn.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: ruhnn@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ruhnn@thepiacentegroup.com

1